Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8) of Milacron Inc. for the registration of 300,000 shares of its common stock pertaining to the Director Deferred Compensation Plan of Milacron Inc. of our report dated March 25, 2005, with respect to the consolidated financial statements and schedule of Milacron Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2004, and our report dated June 28, 2005 with respect to Milacron Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Milacron Inc. as of December 31, 2004 included in its Annual Report (Form 10-K/A) for the year ended December 31, 2004, each filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Cincinnati, Ohio
August 12, 2005